Mail Stop 3561

December 17, 2007

By U.S. Mail and facsimile to (203) 373-2884
Jeffrey R. Immelt
Chairman and Chief Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Re: General Electric Company
Definitive 14A
Filed February 27, 2007
File No. 001-00035

Dear Mr. Immelt:

We have reviewed your response letter dated October 10, 2007 and have the following comments. Please respond to our comments by January 7, 2008 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. Please refer to comment 5 of our letter dated August 21, 2007. Please provide a more detailed analysis justifying the omission of disclosure relating to the company's performance goals under the LTPA. The criterion for applying the exemption is a reasonable showing that disclosure would cause substantial competitive harm. Such a showing is not satisfied by general statements that some harm will occur, such as those made at the bottom of page 4 of your response submitted under Rule 83. Please provide a more detailed analysis that specifically sets forth the manner in which competitors could use the information to obtain the competitive advantage cited in your response.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: via facsimile
Michael R. McAlevey
Vice President
Chief Corporate, Securities and Finance Counsel